SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86
                            (Name of Subject Company)


          SUTTER OPPORTUNITY FUND, LLC; SUTTER CAPITAL MANAGEMENT, LLC;
        MP INCOME FUND 15, LLC; MacKENZIE PATTERSON SPECIAL FUND, L.P.;
         MacKENZIE PATTERSON SPECIAL FUND 2, L.P.; MacKENZIE PATTERSON
        SPECIAL FUND 4, LLC; MP FALCON FUND, LLC; MP VALUE FUND 4, LLC;
           PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.;
       ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED
     HIGH YIELD INSTITUTIONAL FUND, LTD.; CAL KAN, INC.; MORAGA GOLD, LLC;
                  C.E. PATTERSON; JAMES HILLMAN; STEVEN GOLD;
                 THOMAS A. FRAME and MP ACQUISITION COMPANY, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                         Copy to:
Glen Fuller                              Paul J. Derenthal, Esq
MacKenzie Patterson, Inc.                Derenthal & Dannhauser
1640 School Street                       One Post Street, Suite 575
Moraga, California  94556                San Francisco, California  94104
(925) 631-9100                           (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)




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The Schedule  14D-1 filed as of November 3, 1999 by the  above-named  bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.


Item 1.      Security and Subject Company.

             (b) The Partnership's general partner has advised the Purchasers by a letter from its counsel (included as Exhibit (a)(5)) that the Partnership's Agreement of Limited Partnership would prohibit the consummation of the Offer because the Offer could result in the purchase of such number of Units as might cause the termination of the Partnership for federal income tax purposes. The Partnership Agreement prohibits transfers of Units which would cause such a tax termination. This restriction on transfer was included in the Partnership Agreement to prevent potential material adverse tax consequences which may have resulted upon a tax termination under the tax laws applicable to the Partnership at the time of its formation. Since the adoption of this transfer restriction, the Internal Revenue Code and the Treasury Regulations thereunder have been amended and, to the Purchasers' knowledge, would no longer cause any material adverse tax consequence to the Partnership or its partners upon a tax termination occurring upon the transfer of 50% or more of the capital and/or profits interest in the Partnership in any twelve month period. Nevertheless, in order to assure that the transfers will comply with this restriction, the Purchasers hereby amend the Offer to reduce the number of Units to be purchased hereunder to a maximum total equal to the lesser of (i) 165,001 Units, or one Unit less than 50% of the total number of Units outstanding; or (ii) the maximum number of Units which may be sold and transferred in compliance with the Partnership's prohibition against transfers resulting in a termination of the Partnership for federal income tax purposes. The Partnership's restriction on transfers of Units would prohibit transfer of more than 50% of the aggregate interest in capital or profits of the Partnership in any twelve month period. When the general partner's capital and profits interest is included, an offer to purchase less than one-half of the outstanding Units should comply with the restriction and avoid a tax termination of the Partnership. In the event there have been any other transfers of Units in the last twelve months, the general partner can so advise the Purchasers, and they will reduce the number of Units subject to the Offer to equal the maximum number of Units available under the restriction.
This Schedule will be amended to reflect any such reduction.

             The Expiration Date of the Offer is hereby extended to December 10, 1999.


Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

           (a)-(b)  See Exhibit (a)(5).



Item 11.   Material to be Filed as Exhibits.

           (a)(1)  Amended Offer to Purchase dated November 3, 1999

           (a)(2)  Amended Letter of Transmittal

           (a)(3)  Amended Form of Letter to Unitholders dated November 3, 1999

           (a)(5)  Letter from Partnership counsel to Purchasers' counsel

           (b)-(f) Not applicable.

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                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       November 10, 1999


SUTTER OPPORTUNITY FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MacKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP ACQUISITION COMPANY, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MacKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President


MacKENZIE PATTERSON SPECIAL FUND 2, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MORAGA GOLD, LLC

By Moraga Partners, Inc., Member

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

By The David B. Gold Trust, Member

             By:     /s/ STEVEN GOLD
                     Steven Gold, Manager

PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

CAL KAN, INC.

By:  /s/ C.E. PATTERSON
       C.E. Patterson, President

/s/ C.E. PATTERSON
 C.E. Patterson


/s/ STEVEN GOLD
Steven Gold

/s/ THOMAS A. FRAME
Thomas A. Frame

/s/ JAMES HILLMAN
James Hillman

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                                  EXHIBIT INDEX


Exhibit      Description                                                    Page

(a)(1)       Amended Offer to Purchase dated November 3, 1999

(a)(2)       Amended Letter of Transmittal

(a)(3)       Amended Form of Letter to Unitholders dated November 3, 1999

(a)(5)       Letter from Partnership counsel to Purchasers' counsel